Mail Stop 6010

December 13, 2006

Richard Jagodnik, President
Diagnostic Imaging International Corp.
21 Malta
Dollard des-Ormeaux, Quebec, Canada H9B 2E6

Re: Diagnostic Imaging International Corp.
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-136436

Dear Mr. Jagodnik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Properties - page 35

1.   We note your response to comment 33. It appears that the amounts disclosed are material to your net loss and therefore should be reflected in your financial statements. Please revise your financial statements accordingly. In addition, please tell us how these fair values were determined.

Certain Relationships and Related Transactions - page 37

2. We note your response to comment 35 and the related disclosures. In your revised disclosures you state the shares issued to Mr. Jagodnik are not likely to be registered for a substantial period of time because he does not have any registration rights. Please explain to us how he will be able to register these securities if he does not have registration rights. If additional consideration will be paid or any revisions are planned to 7,000,000 shares issued please disclose those details.

Consolidated Financial Statements

3. We note you have revised your audited financial information to correct your accounting for your deferred tax asset and loss on foreign exchange. Please tell us why your cash balance and loss on foreign exchange was revised. In addition, for both of theses changes, revise your financial statements to comply with paragraph 25 and 26 of FAS 154. Please also include similar disclosure for any additional changes in your financial information made in response to comments issued.

Note 1. Organization and Summary of Significant Accounting Policies

Foreign Currency Translation - page F-8

4. Please revise your disclosure to include the revised translation adjustment balance of $(151.74) recognize in 2005.

Note 6. Going Concern - page F-9

5. Please revise your disclosure to disclose the correct net loss amounts of $ 11,593.09 and $528 for 2005 and 2004, respectively.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dana Hartz at 202-551-3648 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Andrew D. Hudders, Esq.
        Graubard Miller
        405 Lexington Avenue – 19th Floor
        New York, New York 10174